Exhibit 99.5

CABLE & WIRELESS FINANCIAL REPORTING TIMETABLE

Cable & Wireless today (10 March 2003) announces that for the financial year 2003/04 it intends to move to issuing quarterly trading statements after the end of each quarter and no update will be issued this month. The Company will publish its Preliminary Results for the 12 months ended 31 March 2003 on Wednesday, 4 June 2003.

Cable & Wireless will hold its Annual General Meeting on Friday, 25 July 2003.

–Ends–

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